UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

UCI MEDICAL AFFILIATES, INC.

(Name of Subject Company)

UCI MEDICAL AFFILIATES, INC.

(Names of Persons Filing Statement)

Common Stock, $.05 par value

(Title of Class of Securities)

902633106

(CUSIP Number of Class of Securities)

D. Michael Stout, M.D.

Chief Executive Officer

UCI MEDICAL AFFILIATES, INC.

1818 Henderson Street, Columbia, South Carolina 29201

(803) 782-4278

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Julian Hennig III, Esq.

Nexsen Pruet, LLC

1230 Main Street, Suite 700

Columbia, South Carolina 29201

Tel: (803) 253-8202

Fax: (803) 727-1442

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

UCI MEDICAL AFFILIATES, INC.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 initially filed by UCI Medical Affiliates, Inc., a Delaware corporation, with the Securities and Exchange Commission on April 14, 2011. The section of Item 8 titled “Forward-Looking Statements” is hereby deleted in its entirety. The remainder of the Schedule 14D-9 remains unchanged and is restated below for convenience.

Item 1.	Subject Company Information.

Name and Address. The subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes hereto, this “Statement”) relates is UCI Medical Affiliates, Inc., a Delaware corporation incorporated on August 25, 1982 (the “Company”), and the address of the principal executive office of the Company is 1818 Henderson Street, Columbia, South Carolina 29201. The telephone number for the Company’s principal executive office is (803) 782-4278.

Securities. The title of the class of equity securities to which this Statement relates is the Company’s common stock, $.05 par value (the “Shares”). Based on the information available to the Company, we believe there were 9,942,105 Shares issued and outstanding as of March 23, 2011.

Item 2.	Identity and Background of Filing Person.

Name and Address. The Company is the person filing this Statement. The information about the Company’s address and business telephone number in Item 1 above is incorporated herein by reference. Operating through its wholly-owned subsidiary, UCI Medical Affiliates of South Carolina, Inc. (“UCI-SC”), the Company provides nonmedical management and administrative services for a network of freestanding medical centers. As of September 30, 2010, the Company provided services to 67 medical centers, 66 of which are located throughout South Carolina and one is located in Knoxville, Tennessee (43 operating as Doctors Care in South Carolina, one as Doctors Care in Knoxville, Tennessee, 20 as Progressive Physical Therapy Services in South Carolina, one as Luberoff Pediatrics in South Carolina, one as Carolina Orthopedic & Sports Medicine in South Carolina and one as Doctors Wellness Center in South Carolina). We sometimes refer to the Company as “we,” “us” and “our” throughout this Statement.

Tender Offer. This Statement relates to the tender offer by BlueChoice HealthPlan of South Carolina, Inc., a South Carolina corporation (the “Purchaser”) and a wholly-owned subsidiary of Blue Cross and Blue Shield of South Carolina, a South Carolina mutual insurance (the “Parent”), to purchase all of the remaining outstanding Shares not owned by the Purchaser, the Parent, or the Parent’s subsidiaries (collectively, but excluding the Company, the “Purchaser Group”), at a price of $6.50 per Share, net to seller in cash (subject to applicable withholding tax) and without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Purchaser’s offer to purchase dated March 31, 2011 (the “Offer to Purchase”) and related letter of transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal (collectively, the “Tender Offer”) are disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2011 (together with all exhibits thereto and any amendments, the “Schedule TO”). The Tender Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Tender Offer, a number of Shares that, when added to the number of Shares already owned by the Purchaser Group, represents at least 90% of the Shares outstanding immediately prior to the expiration of the Tender Offer, as described in the Offer to Purchase. The Tender Offer expires at 5:00 p.m., New York City time, on Thursday, April 28, 2011, unless it is extended (or terminated) in accordance with its terms.

The Schedule TO states that the principal executive offices of Parent and Purchaser are located at Mail Code AA270, I-20 at Alpine Road, Columbia, South Carolina 29219. The telephone number of the Purchaser’s principal executive offices is (803) 264-3552. The telephone number of the Parent’s principal executive offices is (803) 788-0222.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest. Except as described in this Statement, incorporated herein by reference or described in the Offer to Purchase, there are no material agreements, arrangements, or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates and (a) the Company’s executive officers, directors or affiliates, or (b) the Purchaser or its executive officers, directors or affiliates.

(a)	Certain Officers and Directors of the Company

Director and Officer Conflicts

Affiliated Directors. A majority of the directors of the Company have actual or potential conflicts of interest in connection with the Tender Offer, as summarized herein. The following directors have an actual or potential conflict of interest because each is or has been associated as an employee, officer or director with the Purchaser Group:

•

Ann T. Burnett has served as one of the Company’s directors since 2007, and currently serves as Vice President of the Health Network Services division of the Purchaser. Ms. Burnett has been employed by Purchaser since 1986. The Schedule TO indicates that Ms. Burnett received gross wages of $188,707 and $185,093 from the Purchaser in 2009 and 2010, respectively.

•

John M. Little, Jr., M.D., MBA has served as one of the Company’s directors since August 1998 and is currently the Vice President for HealthCare Services and Chief Medical Officer for Parent. Dr. Little also served in the same position at the Purchaser from 1994 to 2000. The Schedule TO indicates that Dr. Little received gross wages of $340,711 and $330,669 from the Purchaser in 2009 and 2010, respectively.

•

Charles M. Potok has served as the Company’s Chairman of the Board since February 2003, and has served as one of the Company’s directors since September 1995. He has served as Executive Vice President and Chief Operating Officer of Companion Property and Casualty Insurance Company (“CP&C”), a wholly-owned subsidiary of Parent, since March 1984 and as a director and President of CP&C since April 2002. The Schedule TO indicates that Mr. Potok, as an officer of CP&C, received gross wages of $391,391 and $388,261 from the Purchaser Group in 2009 and 2010, respectively.

•

Timothy L. Vaughn, CPA has served as one of the Company’s directors since 2007, and has served as Vice President and Chief Financial Officer of the Blue Cross Blue Shield Division of the Parent since November 2010. Mr. Vaughn served as Vice President and Chief Financial Officer of the Purchaser from January 2000 through November 2010, and Vice President of Underwriting of the Purchaser from October 2005 though July 2010. He served as TRICARE Contracts Manager for the Parent from 1997 to 2000. The Schedule TO indicates that Mr. Vaughn received gross wages of $158,987 and $157,195 from the Purchaser Group as an officer of Purchaser and Parent in 2009 and 2010, respectively.

•

Thomas G. Faulds, served as President and Chief Operating Officer of the Blue Cross Blue Shield Division of the Parent from 1998 until his retirement on May 1, 2007, and also served as the senior officer responsible for six subsidiaries. He was employed by Parent beginning in March 1972 and has three children currently employed by the Purchaser Group. Mr. Faulds previously served as one of the Company’s directors between August 1996 and June 2003. On December 13, 2005, the Board of Directors of the Company appointed Mr. Faulds to the Company’s Board of Directors to fill a vacancy on the board. Although Mr. Faulds meets the independence criteria prescribed by the NASDAQ stock market and is no longer employed by or an affiliate of the Purchaser Group, the Company has nevertheless identified him as having a potential conflict of interest in the Tender Offer because of his unique past and present relationship with the Purchaser Group.

Non-Affiliated Directors. Harold H. Adams, Jr., Jean E. Duke, CPA and Joseph A. Boyle, CPA have no affiliation with the Purchaser Group. Joseph A. Boyle, CPA is nevertheless subject to a potential conflict of interest with respect to the Tender Offer because he serves as the Company’s Executive Vice President and Chief Financial Officer and expects to be retained in such position following the completion of the Tender Offer.

Special Committee of Directors. In light of the affiliations and interests discussed above, the following directors have been identified as having no potential conflict of interest in the Tender Offer and therefore selected to make-up a special committee of independent directors tasked with evaluating the Tender Offer (the “Independent Committee”):

•	Harold H. Adams, Jr. has served as one of our directors since June 1994. Since October, 2010 he served as Area Chairman of Gallagher Charitable International Insurance Services (GCIIS). From

November, 2006 he served as Area President of Adams & Associates International — Arthur J. Gallagher Risk Management Services (A&AI-AJG) predecessor to GCIIS. From 1992 until November, 2006, he was Chairman and owner of Adams & Associates International (A&AI) and Southern Insurance Managers (SIM). In November 2006 Mr. Adams’ firms A&AI and SIM merged with Arthur J. Gallagher Risk Management Services. Additionally, Mr. Adams is Chairman and part owner of Custom Assurance Placements, Ltd, since its inception in February, 2005. He served as President of Adams Eaddy & Associates, an independent insurance agency, from 1980 to 1992. Mr. Adams has been awarded the Chartered Property Casualty Underwriter (CPCU) designation and is currently a member of the President’s Board of Visitors of Charleston Southern University in Charleston, South Carolina. He has received numerous professional awards as the result of over 40 years of involvement in the insurance industry and is a member of many professional and civic organizations. Mr. Adams was most recently reelected as a director at the annual meeting of stockholders in 2010.

•

Jean E. Duke, CPA has served as one of our directors since 2007, and has been a financial consultant since February 2008. From October 2006 until February 2008 she served as the Chief Financial Officer of SRC, an Aetna Company. From December 2004 until October 2006, she owned a consulting business providing services primarily for insurance and financial organizations. Prior to that, Ms. Duke was affiliated with Colonial Life & Accident Insurance Company, serving in the roles of Senior Vice President, Customer & Information Services, and President & Chief Financial Officer, from August 2002 to December 2004. Ms. Duke is a certified public accountant. A graduate of Leadership Columbia, she was named the Financial Executive of the Year by the Columbia chapter of the Institute of Management Accountants, the Distinguished Young Alumni by the Moore School of Business, and was honored with the Tribute to Women in Industry award by the Young Women’s Christian Association. Ms. Duke has held leadership and board positions with many professional and business organizations as well as continuing to be active in numerous community organizations. Ms. Duke was most recently reelected as a director at the annual meeting of stockholders in 2010.

Cash Consideration Payable Pursuant to the Tender Offer. If the directors and executive officers of the Company that own Shares tender their Shares for purchase pursuant to the Tender Offer, they will receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of March 23, 2011, the directors and executive officers of the Company beneficially owned, in the aggregate, 329,843 Shares. If the directors and executive officers were to tender all of such Shares pursuant to the Tender Offer and those Shares were accepted for purchase and purchased by the Purchaser, the directors and executive officers would receive an aggregate of $2,143,979.50 in cash, without interest, subject to any applicable withholding taxes.

Director Compensation. Currently, members of our Board receive the following retainer fees: $6,000 per fiscal year for the Chairman, $5,000 per year for Committee members, and $4,000 per year for all other members of the Board. We also reimburse directors for out-of-pocket expenses reasonably incurred by them in the discharge of their duties as directors. In addition, we paid members of our Audit Committee additional compensation in fiscal year 2010 for the services they rendered related to the investigation of the fraudulent activities of our former Chief Financial Officer. The compensation paid to each member was determined based on the number of Audit Committee meetings the member attended and the additional time each member individually devoted to the investigation and related activities.

Executive Agreements and Arrangements with the Company

Employment Agreements.

D. Michael Stout, M.D. Our Chief Executive Officer, D. Michael Stout, M.D., has not entered into an employment agreement or change of control agreement with the Company. Dr. Stout is nevertheless eligible to participate in the Company’s Executive Nonqualified Excess Plan and 2007 Equity Incentive Plan. The current base salary for Dr. Stout is $359,433, which amount is subject to annual review by the Board of Directors and may be increased. Dr. Stout is eligible to receive each fiscal year a performance-based annual incentive bonus payment as determined and awarded by the Board of Directors, based on specific performance criteria. Dr. Stout is not entitled to any cash payments or other consideration upon any change of control or termination (whether with or without cause).

Joseph A. Boyle, CPA. On March 16, 2009, UCI-SC entered into an employment agreement with Joseph A. Boyle, CPA pursuant to which Mr. Boyle serves as the Executive Vice-President and Chief Financial Officer of UCI-SC. The current base salary for Mr. Boyle is $228,730, which amount is subject to annual review by the Board of Directors and may be increased. Mr. Boyle is eligible to receive each fiscal year a performance-based annual incentive bonus payment as determined and awarded by the Board of Directors, based on specific performance criteria. During the term of the Employment Agreement, Mr. Boyle is also eligible to participate in the Company’s Executive Nonqualified Excess Plan and the Company’s 2007 Equity Incentive Plan. The term of Mr. Boyle’s employment agreement shall continue until the earlier of Mr. Boyle’s death, termination by either party upon 90-days prior written notice to the other party, or immediate termination for cause. The Employment Agreement contains provisions relating to the protection of confidential information, but it does not provide Mr. Boyle with any right to a cash payment or other consideration upon a change of control or termination (whether with or without cause).

2007 Equity Incentive Plan.

The Company established the 2007 Equity Incentive Plan (the “Incentive Plan”) to use the Company’s Shares as a tool to encourage employees of the Company and its subsidiaries, affiliates and joint ventures to work together to increase the overall value of the Company’s Shares. The Company believes the Incentive Plan serves the interests of the Company and its stockholders by allowing employees to have a greater personal financial interest in the Company through ownership of its Shares, the right to acquire additional Shares, and the opportunity for other Incentive Plan awards and rights that are measured and paid based on the Company’s performance. The types of equity incentives potentially available under this Incentive Plan include:

(a) Incentive Stock Options;

(b) Nonqualified Stock Options;

(c) Stock Appreciation Rights;

(d) Restricted Stock Grants;

(e) Performance Shares;

(f) Share Awards; and

(g) Phantom Stock Awards.

As of March 31, 2011, only Share Awards have been issued under this Incentive Plan. No stock options, restricted stock grants, performance shares or phantom stock awards have ever been given to participants since the Incentive Plan’s adoption.

Executive Nonqualified Excess Plan (Deferred Compensation Plan).

As noted above, Dr. Stout and Mr. Boyle are eligible to participate in the Company’s Executive Nonqualified Excess Plan (also sometimes referred to in Company filings as the Deferred Compensation Plan and hereinafter, the “Deferred Compensation Plan”). The Deferred Compensation Plan was established for key employees of the Company. Under the Deferred Compensation Plan, key employees may defer up to 30% of their pre-tax earnings. The Company may match up to three times the employee’s contribution percentage up to a limit of 10% of the employee’s pre-tax earnings. The Company’s matching contribution vests immediately. Distributions from the Deferred Compensation Plan to the employee or their beneficiaries may occur if the employee resigns or is terminated, becomes disabled or deceased, reaches the normal retirement age of 65, or if there is a change of control of the Company. Participating employees may elect a lump-sum payment or be paid in annual installments; however, in no event may the employee receive the first payment until six months after the event which precipitated the distribution. The Tender Offer will not constitute a change of control under the Deferred Compensation Plan. As of September 30, 2010, the account balances of Dr. Stout and Mr. Boyle under the Deferred Compensation Plan were $1,384,580 and $205,327, respectively.

No Payments on Change of Control or Termination.

As noted above, our executive officers are not entitled to any cash consideration or other payment upon any change in control of the Company or upon any termination of them (whether with or without cause).

(b)	Arrangements with the Purchaser Group

Purchaser Group’s Acquisition and Right to Acquire Shares.

As of March 31, 2011, Purchaser owned 6,107,838 Shares and CP&C owned 618,181 Shares, which combine to approximately 67.65% of the outstanding Shares.

The Shares acquired by Purchaser and CP&C were purchased pursuant to exemptions from the registration requirements of federal securities laws available under Section 4(2) of the 1933 Act. Consequently, the ability of the holders to resell such Shares in the public market is subject to certain limitations and conditions. Purchaser and CP&C purchased these Shares at share prices below market value at the respective dates of purchase in part as a consequence of the lower issuance costs incurred by the Company in the sale of these unregistered securities and in part as consequence of the restricted nature of the Shares. Purchaser and CP&C have the right to require registration of the Shares under certain circumstances as described in the respective stock purchase agreements.

From time to time, Purchaser has purchased additional Shares directly from other stockholders of the Company, and the Company has not been a party to those transactions. No purchases have been made by Purchaser, CP&C or any other member of the Purchaser Group since April 30, 2004.

Purchaser and CP&C have the option to purchase as many Shares from the Company as may be necessary for Parent and its subsidiaries in the aggregate to obtain and maintain ownership of 48% of the outstanding Shares. To the extent either Purchaser or CP&C exercises its right in conjunction with a sale of Shares by the Company, the price to be paid by either entity is the average price to be paid by the other purchasers in that sale.

Otherwise, the price is the average closing bid price of the Shares on the ten trading days immediately preceding the election by either Purchaser or CP&C to exercise its purchase rights. Consequently, to the extent either Purchaser or CP&C elects to exercise any or a portion of its rights under these anti-dilution agreements, the sale of Shares to either Purchaser or CP&C will have the effect of reducing the percentage voting interest in the Company represented by a Share.

Commercial Relationships and Other Transactions and Arrangements.

During the fiscal year ended September 30, 1994, UCI-SC entered into an agreement with CP&C pursuant to which UCI-SC, through Doctors Care P.A., a professional corporation affiliated with the Company (“DC-SC”), acts as the primary care provider for injured workers of firms carrying worker’s compensation insurance through CP&C. All parties believe the terms of the agreement with CP&C to be no more or less favorable to UCI-SC than those that would have been obtainable through arm’s-length negotiations with unrelated third parties for similar arrangements. In addition, in 2008, the Company maintained an employee dishonesty policy with CP&C and filed a proof of loss and claim pursuant to that policy. The claim related to the fraudulent activities of the Company’s former Chief Financial Officer. The Company also filed a proof of loss and claim with another insurance carrier on a fidelity bond. The Company collected payment from the other insurance carrier on the fidelity bond in July 2010. As part of the settlement with the other insurance carrier, the Company assigned its rights to any proceeds from the claim against CP&C to the other carrier, so the Company no longer has any pending claims or active policies with CP&C.

UCI-SC, through DC-SC, provides services to members of a health maintenance organization operated by Purchaser who have selected physicians at DC-SC as their primary care provider. The Company believes the terms of the agreement with Purchaser to be no more or less favorable to UCI-SC than those that would have been obtainable through arm’s-length negotiations with unrelated third parties for similar arrangements.

Information regarding these agreements, transactions and arrangements, including the amounts involved, is set forth above and in the Company’s Annual Report on Form 10-K and Form 10-K/A for the year ended September 30, 2010 filed with the SEC on December 28, 2010 and January 28, 2011, respectively, under “Certain Relationships and Related Transactions and Director Independence” and Note 12 — “Related Party Transactions” to the Notes to Consolidated Financial Statements of the Company, which sections are incorporated by reference herein and attached hereto as Exhibits e(5) and e(6) (respectively).

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation

The Independent Committee is expressing no opinion as to whether the holders of Shares should tender their Shares pursuant to the Tender Offer and is remaining neutral as to the Tender Offer. The Independent Committee has made no determination whether the Offer to Purchase is fair to and in the best interest of the holders of the Shares, and is making no recommendations regarding whether the holders of the Shares should accept the Offer to Purchase and tender their Shares. Consequently, the Independent Committee urges each shareholder to make its own decision regarding the Tender Offer based on all of the available information, including without limitation the factors considered by the Independent Committee and described below.

(b)	Reasons for the Independent Committee’s Position and Factors Considered.

In considering the Tender Offer and the transactions contemplated thereby, the Independent Committee consulted with the Company’s senior management and legal counsel. For the reasons set forth below, the Independent Committee decided to express no opinion or recommendation as to whether shareholders should tender their shares and remain neutral with respect to the Tender Offer:

•

The Company has not participated in, and takes no responsibility for, the Tender Offer. The Independent Committee believes that each stockholder’s decision on whether or not to tender their shares, and if so, how many shares to tender, is a personal investment decision dependent upon each individual stockholder’s particular investment objectives and circumstances and their own consideration and evaluation of all of the available information including, without limitation, the factors considered by the Independent Committee and highlighted below.

•

Especially in light of the volatility of the markets over the past few years and the fact that the Company’s Shares are traded on the Pink OTC Markets Inc. (commonly referred to as the “pink sheets,” and now more recently renamed as the OTCQB platform of OTC Markets Group Inc.), the Independent Committee (a) does not view the market as an appropriate valuation tool (particularly in light of the limited trading volume of our Shares), (b) does not have a suitable recent valuation of the Company to base or formulate a recommendation upon as to the Tender Offer, and (c) does not believe that it is commercially advisable or reasonably feasible to obtain a definitive valuation necessary to form a recommendation within the applicable regulatory timeframe.

In addition to the foregoing, the Independent Committee considered the following additional factors, which the Independent Committee believes should be taken into account by shareholders in considering whether to tender their Shares:

•

The Independent Committee has not obtained a valuation opinion with respect to the Shares from an independent financial advisor and therefore cannot provide assurance that the $6.50 per Share Offer Price in the Offer to Purchase represents fair value for the Shares;

•

The $6.50 Offer Price represents a 240.74% premium to the closing price of the Shares on March 11, 2011, the last trading day prior to the day the Purchaser Group filed an amended Schedule 13D indicating its intent to acquire all the Shares of the Company;

•	The Company’s Shares are thinly traded on the pink sheets and subject to a low level of liquidity, and, as a result, the market is arguably a poor indicator of the Shares’ actual value;

•

The Company’s shareholders, other than the Purchaser Group, will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the Company (assuming, for the purposes of this factor only, that all shareholders tender their Shares pursuant to the Tender Offer);

•

In accordance with its past practices, the Company intends to issue updated earnings information simultaneously with the filing (if necessary) of its Quarterly Report on Form 10-Q for the period ended March 31, 2011;

•	The Company is currently controlled by the Purchaser Group and will continue, after the Tender Offer, to be controlled by the Purchaser Group;

•

The Offer to Purchase is subject to a non-waivable condition such that in order for the Tender Offer to be consummated, there must be a number of Shares validly tendered (and not withdrawn) which constitutes at least a majority of the outstanding Shares of the Company that are not beneficially owned by (a) the Purchaser Group and its affiliates, (b) the respective officers and directors of the Purchaser Group and (c) officers and directors of the Company;

•

The Purchaser’s obligations with respect to the Tender Offer are not subject to any financial conditions and the Purchaser makes representations in the Offer to Purchase about the adequacy of its cash resources to purchase the Shares pursuant to the Tender Offer; and

•	The tax consequences of tendering shares in the Tender Offer will likely vary for each shareholder.

The foregoing discussion of the factors and reasons considered by the Independent Committee is not intended to be exhaustive. In light of the variety of factors considered in connection with its consideration of the Tender Offer, the Independent Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Independent Committee applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Independent Committee were aware of the interests of executive officers and directors of the Company as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 above.

(c)	Intent to Tender.

As noted above, according to information presently available to the Company, the directors and executive officers of the Company presently own a total of 329,843 Shares. To the knowledge of the Company, after making reasonable inquiry, all such directors and executive officers intend to tender their Shares to Purchaser pursuant to the terms of the Tender Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Solicitations or Recommendations. Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders of the Company concerning the Tender Offer.

Item 6.	Interest in Securities of the Subject Company.

Securities Transactions.

Except as otherwise set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company after a review of Form 4 filings, any executive officer, director, affiliate or subsidiary of the Company.

Joseph A. Boyle, CPA. Joseph A. Boyle, CPA, the Executive Vice President and Chief Financial Officer of the Company, was awarded 3,068 Shares of the Company’s common stock on February 14, 2011. As previously disclosed by the Company in its most recent Form 10-K filed on December 28, 2010 (and subsequently amended on January 28, 2010), Mr. Boyle received the Shares as a Share Award under the Company’s 2007 Equity Incentive Plan based on the trading price per Share of $2.74. The reporting of this acquisition on Form 4 was inadvertently delayed until March 23, 2011.

D. Michael Stout, M.D. D. Michael Stout, M.D., the President and Chief Executive Officer of the Company, was awarded 4,965 Shares of the Company’s common stock on February 14, 2011. As previously disclosed by the Company in its most recent Form 10-K filed on December 28, 2010 (and subsequently amended on January 28, 2010), Dr. Stout received the Shares as a Share Award under the Company’s 2007 Equity Incentive Plan based on the trading price per Share of $2.74. The reporting of this acquisition on Form 4 was inadvertently delayed until March 23, 2011.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations.

The Company has not undertaken or engaged in any negotiations in response to the Tender Offer that relate to or would result in: (a) a tender offer for or other acquisition of the Company’s common stock by the Company, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

There are no transactions, resolutions of the Company’s Board of Directors, agreements in principle or signed contracts entered into in response to the Tender Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation.

There are no agreements or understandings, written or unwritten, between the Company’s executive officers and either the Company or the Purchaser Group concerning any type of compensation, whether present, deferred or contingent, that would be based on or otherwise related to the Tender Offer or the outcome thereof.

Short-form Merger.

If following the consummation of the Tender Offer (after contribution by the other members of the Purchaser Group of all Shares held by them to the Purchaser) the Purchaser owns 90% or more of the outstanding Shares, the Purchaser Group has indicated its intent to consummate, as soon as reasonably practicable, a short-

form merger (the “Merger”) with the Company in which all outstanding Shares not owned by the Purchaser Group will be converted into the right to receive cash in an amount equal to the $6.50 per Share Offer Price, without interest. Under Delaware law, if the Purchaser Group owns 90% or more of the outstanding Shares, the Purchaser Group would be able to effect such a merger under the short-form merger provisions of Delaware law without a vote of, or prior notice to, the Company’s Board of Directors or shareholders.

If the Purchaser Group does not own 90% or more of the outstanding Shares following the consummation of the Tender Offer, the Purchaser Group has indicated that it will review its options, including determining whether or not to consummate the Tender Offer and evaluating whether or not to pursue a merger or any other subsequent transaction with the Company. Any such subsequent transaction would be dependent on (i) our willingness to engage in such a transaction and (ii) the Purchaser Group’s ability to enter into a merger agreement (or other appropriate agreement) with us containing such terms and conditions reasonably acceptable to both the Purchaser Group and us.

Item 9.	Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description
e(1)	Employment Agreement of Joseph A. Boyle dated March 16, 2009 (Incorporated by reference to Exhibit 10.37 filed on Form 8-K on March 18, 2009)

e(2)	UCI Medical Affiliates, Inc. 2007 Equity Incentive Plan (Incorporated by reference to Exhibit 10.32 filed on Form 10-K for fiscal year 2007)

e(3)	The Executive Nonqualified Excess Plan (Incorporated by reference to Exhibit 10.33 filed on Form 10-K for fiscal year 2007)

e(4)	The Executive Nonqualified Excess Plan Adoption Agreement (Incorporated by reference to Exhibit 10.34 filed on Form 10-K for fiscal year 2007)

e(5)	Excerpt from the Company’s Annual Report on Form 10-K/A for the fiscal year ended September 30, 2010, filed on January 28, 2011

e(6)	Excerpt from the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2010, filed on December 28, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement (as amended herein) is true, complete and correct.

UCI MEDICAL AFFILIATES, INC.	Date

/s/ D. Michael Stout, M.D. D. Michael Stout, M.D. Its: President and Chief Executive Officer	April 14, 2011